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                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                        ------------------------
                              SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION
       14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         ---------------------
                              NEWCOR, INC.
                       (Name of Subject Company)
                        ------------------------
                                EXX INC.
                    (Name of Filing Person--Offeror)
                        ------------------------
                COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     (Title of Class of Securities)
                               651186108
                 (CUSIP Number of Class of Securities)
                        ------------------------
                             DAVID A. SEGAL
                        CHIEF EXECUTIVE OFFICER
                                EXX INC.
                   1350 EAST FLAMINGO ROAD, SUITE 689
                     LAS VEGAS, NEVADA  89119-5263
                       TELEPHONE: (702) 598-3223
        (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Filing Persons)
                        ------------------------
                                COPY TO:
                          THOMAS A. LITZ, ESQ.
                          THOMPSON COBURN LLP
                           ONE FIRSTAR PLAZA
                       ST. LOUIS, MISSOURI  63101
                       TELEPHONE: (314) 552-6000
                        ------------------------
                       CALCULATION OF FILING FEE
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     TRANSACTION VALUATION              AMOUNT OF FILING FEE
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     Not Applicable                     Not Applicable
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[ ] Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                EXX INC
                               SUITE 689
                        1350 EAST FLAMINGO ROAD
                          LAS VEGAS, NV 89119


                 EXX WITHDRAWS PROPOSED EXCHANGE OFFER.
                   NEWCOR BOARD'S INTRANSIGENCE KILLS
                   PROPOSED $4.00 EXCHANGE OF SHARES


     Las Vegas, NV--August 8, 2000--EXX INC (Amex: EXX-A and EXX-B) today announced that it has withdrawn its proposed Exchange Offer to acquire shares of Newcor Inc. (Amex: NER) common stock for $4.00 per share payable in EXX Class A shares.

     David A. Segal, Chairman of EXX, stated that EXX had determined that it was not advisable to proceed with the Exchange Offer in view of:
Newcor Board of Directors' intransigence; their refusal to withdraw the Newcor "Poison Pill"; and their lack of cooperation in identifying the Subordinated Noteholders so that EXX might negotiate an arrangement to avoid a call of the Notes if there were a change of control.

     "We are quite disappointed that Newcor's Board has determined not to pursue our proposal to enhance Newcor's capital position, better align the interests of management with those of its stockholders and access EXX's expertise in business turnarounds," said Segal.

     Mr. Segal stated that EXX may continue to acquire Newcor shares in the open market or privately negotiated transactions or through other means, despite the negative trends affecting Newcor's business fundamentals and the dismal performance by Newcor's management and Board of Directors.

     Further, EXX said it was interested in discussing with Newcor's Subordinated Noteholders a possible waiver of the call provisions in the Subordinated Notes, in the event of a change of control of Newcor.

     This release may contain some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.